UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77012 / February 2, 2016

Admin. Proc. File No. 3-16940

In the Matter of

CODESMART HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by CodeSmart Holdings, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to CodeSmart Holdings, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of CodeSmart Holdings, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *CodeSmart Holdings, Inc.,* Initial Decision Release No. 928 (Dec. 15, 2015), 113 SEC Docket 01, 2015 WL 8882025. The stock symbol and Central Index Key number are: ITEN and 1543098 CodeSmart Holdings, Inc.

INITIAL DECISION RELEASE NO. 928
ADMINISTRATIVE PROCEEDING
File No. 3-16940

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CODESMART HOLDINGS, INC.	INITIAL DECISION OF DEFAULT December 15, 2015

APPEARANCE: Michael D. Birnbaum, for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent due to its failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On November 4, 2015, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings. Respondent was served with the OIP on November 12, 2015, and its Answer was due by November 25, 2015. *CodeSmart Holdings, Inc.*, Admin. Proc. Rulings Release No. 3338, 2015 SEC LEXIS 4817 (Nov. 23, 2015). Following Respondent's failure to timely file an Answer, I ordered Respondent to show cause by December 10, 2015, why the registration of its securities should not be revoked by default due to its failure to file an Answer or otherwise defend this proceeding. *CodeSmart Holdings*, *Inc.*, Admin Proc. Rulings Release No. 3356, 2015 SEC LEXIS 4893 (Nov. 30, 2015). To date, Respondent has not filed an Answer or responded to the show cause order.

FINDINGS OF FACT

Respondent is in default for failing to file an Answer or otherwise defend the proceeding. *See* OIP at 2; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

CodeSmart Holdings, Inc., Central Index Key No. 1543098, is a Florida corporation with its principal place of business in Mohnton, Pennsylvania. The company has a class of securities that is registered with the Commission pursuant to Section 12(g) of the Exchange Act and is currently quoted on OTC Link (formally "Pink Sheets") operated by OTC Markets Group, Inc., under the symbol "ITEN." The company's fiscal year ends on December 31 and it is required to file periodic reports with the Commission.

CodeSmart is delinquent in its periodic filings with the Commission. In particular, CodeSmart failed to file a Form 10-K for the 2014 fiscal year and failed to file Forms 10-Q for the third quarter of the 2014 fiscal year, the first quarter of the 2015 fiscal year, and the second quarter of the 2015 fiscal year.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondent failed to timely file periodic reports. As a result, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st

Cir. 1977). Respondent's violations are also recurrent in that it failed to file four periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Finally, Respondent has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of CodeSmart Holdings, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A Respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge